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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*

                                 ANTIGENICS INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   037032-10-9
                                 (CUSIP Number)

                                DECEMBER 31, 2001
               [Date of Event that Requires Filing this Statement]

     CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS
SCHEDULE IS FILED:

     [ ]  RULE 13D-1(B)

     [ ]  RULE 13D-1(C)

     [X]  RULE 13D-1(D)

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  037032-10-9                 13G                    Page 2 of 11 Pages


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Garo Armen
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                        (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                              5    SOLE VOTING POWER

                                   304,004(1)
       NUMBER OF              --------------------------------------------------
        SHARES                6    SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                    11,304,274(2)
         EACH                 --------------------------------------------------
      REPORTING               7    SOLE DISPOSITIVE POWER
       PERSON
        WITH                       304,003(1)
                              --------------------------------------------------
                              8    SHARED DISPOSITIVE POWER

                                   11,304,274(2)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,608,278
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     34.9%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

(1) Includes 249,004 shares issuable upon exercise of options to purchase Antigenics Inc. common stock.

(2) Consists of (i) 11,154,274 shares held by Antigenics Holdings LLC, of which Dr. Armen is the Chief Executive Officer, Chairman of the Board of Managers and a member and (ii) 150,000 shares held by Armen Partners LP, of which Dr. Armen is the General Partner.

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CUSIP No.  037032-10-9                 13G                    Page 3 of 11 Pages


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Antigenics Holdings LLC (13-3769335)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                                   5    SOLE VOTING POWER

       NUMBER OF                        11,154,274
         SHARES                    ---------------------------------------------
      BENEFICIALLY                 6    SHARED VOTING POWER
        OWNED BY
          EACH                     ---------------------------------------------
       REPORTING                   7    SOLE DISPOSITIVE POWER
         PERSON
          WITH                          11,154,274
                                   ---------------------------------------------
                                   8    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,154,274
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     34.2%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     OO-Limited Liability Company
--------------------------------------------------------------------------------

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CUSIP No.  037032-10-9                 13G                    Page 4 of 11 Pages


--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Armen Partners LP (22-2964842)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                                   5    SOLE VOTING POWER

       NUMBER OF                        150,000
         SHARES                    ---------------------------------------------
      BENEFICIALLY                 6    SHARED VOTING POWER
        OWNED BY
          EACH                     ---------------------------------------------
       REPORTING                   7    SOLE DISPOSITIVE POWER
         PERSON
          WITH                          150,000
                                   ---------------------------------------------
                                   8    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     150,000
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*   |_|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     .01%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     OO-Limited Partnership
--------------------------------------------------------------------------------

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CUSIP No.  037032-10-9                 13G                    Page 5 of 11 Pages


ITEM 1(a).     NAME OF ISSUER:
         Antigenics Inc.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         630 Fifth Avenue, Suite 2100
         New York, NY 10111

ITEM 2(a).     NAME OF PERSON FILING:

         Garo Armen
         Antigenics Holdings LLC
         Armen Partners LP

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICES OR, IF NONE, RESIDENCE:

         For each Reporting Person:

         c/o Antigenics Inc.
         630 Fifth Avenue, Suite 2100
         New York, NY 10111

ITEM 2(c).     CITIZENSHIP:

         Garo Armen is a citizen of the United States of America. Antigenics Holdings LLC is a Delaware limited liability company. Armen Partners LP is a Delaware limited partnership.

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

         Common Stock, $0.01 par value per share.

ITEM 2(e).     CUSIP NUMBER:

         037032-10-9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                 Act.

         (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

         (d) [ ] Investment Company registered under Section 8 of the Investment Company Act.

         (e) [ ] An investment adviser in accordance with
                 Rule 13d-1(b)(1)(ii)(E);
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CUSIP No.  037032-10-9                 13G                    Page 6 of 11 Pages


         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

         (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

ITEM 4.        OWNERSHIP (AS OF DECEMBER 31, 2000).

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)   Amount beneficially owned:

               See Box 9 on cover pages.

         (b)   Percent of class:

               See Box 11 on cover pages.

         (c)   Number of shares as to which such person has:

               (i)   Sole power to vote or direct the vote:

                     See Box 5 on cover pages.

               (ii)  Shared power to vote or direct the vote:

                     See Box 6 on cover pages.
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CUSIP No.  037032-10-9                 13G                    Page 7 of 11 Pages

               (iii) Sole power to dispose or to direct the disposition of:

                     See Box 7 on cover pages.

               (iv)  Shared power to dispose or to direct the disposition of:

                     See Box 8 on cover pages.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.       CERTIFICATION.

         Not applicable.

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CUSIP No.  037032-10-9                 13G                    Page 8 of 11 Pages



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2002


                                                   /s/ Garo Armen
                                           ----------------------------------
                                           Garo Armen

                                           Antigenics Holdings LLC

                                           By:      /s/ Garo Armen
                                              -------------------------------
                                              Name: Garo Armen
                                              Title: Manager

                                           Armen Partners LP

                                           By:      /s/ Garo Armen
                                              -------------------------------
                                              Name: Garo Armen
                                              Title: General Partner


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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CUSIP No.  037032-10-9                 13G                    Page 9 of 11 Pages


                          EXHIBIT INDEX TO SCHEDULE 13G

Exhibit 1
---------

Agreement as to Joint Filing of Schedule 13G.

Exhibit 2
---------

List of all members of group.